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Exhibit 99.1

FOR IMMEDIATE RELEASE

NORDIC AMERICAN TANKER SHIPPING LIMITED
ANNOUNCES SUCCESSFUL APPEAL OF NORWEGIAN TAX CLAIM

        Hamilton, Bermuda, June 24, 2003: Nordic American Tanker Shipping Limited (NYSE:NAT; OSE:NAT) today announced that the Norwegian Tax Appeal Board has upheld the Company's appeal of the claim of the Norwegian Central Tax Office that the Company should be subject to Norwegian income tax for the years 1995 to 2000. Accordingly, the tax claim has been dismissed.

Contact:    Gary J. Wolfe
                  Seward & Kissel LLP
                  Tel. +1-212-574-1223

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NORDIC AMERICAN TANKER SHIPPING LIMITED ANNOUNCES SUCCESSFUL APPEAL OF NORWEGIAN TAX CLAIM